UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: AngloGold Ashanti Hosts Investor Site Visit to Nevada’s Beatty Gold District

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100

NEWS RELEASE

ANGLOGOLD ASHANTI HOSTS INVESTOR SITE VISIT TO NEVADA’S BEATTY GOLD DISTRICT

AngloGold Ashanti plc (“AngloGold Ashanti”, “AGA”, or the “Company”) (NYSE: AU; JSE: ANG) is today hosting a site visit for institutional investors and analysts across its consolidated Beatty Mining District in southern Nevada.

The visit provides on update on the Company’s progress toward developing the newest major gold-producing district in the US, anchored first by the North Bullfrog Project and then the Tier-One Arthur Gold Project as the region’s cornerstone.1

The presentation pack is available for download on the AngloGold Ashanti website at www.anglogoldashanti.com.

Endnotes
1.A Tier One asset is generally defined by AngloGold Ashanti as a large, long-life, low-cost operation or project, located in a stable and supportive jurisdiction, capable of generating strong free cash flow through commodity cycles and delivering sustained value to shareholders and host countries.

ENDS

London, Denver, Johannesburg
25 September 2026
JSE Sponsor: The Standard Bank of South Africa

CONTACTS

Media

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@aga.gold
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@aga.gold
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@aga.gold

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 25 September 2026

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary